Jule's Foods

PROFIT AND LOSS
January - December 2020

	TOTAL
Income	
Discounts given	-1,109.87
Sales	146,161.39
Sales of Product Income	31,464.73
Shipping Income	9,522.50
Total Income	**$186,038.75**
Cost of Goods Sold	
Cost of Goods Sold	27,740.41
Shipping	31,767.21
Total Cost of Goods Sold	**$59,507.62**
GROSS PROFIT	**$126,531.13**
Expenses	
Advertising & Marketing	10,831.50
Bank Charges & Fees	291.67
Car & Truck	1,062.81
Contractors	569.28
Finance Charge	44.76
Insurance	5,536.82
Interest Paid	101.00
Legal & Professional Services	1,600.00
Meals & Entertainment	1,766.99
Office Supplies & Software	4,477.00
Other Business Expenses	129.24
QuickBooks Payments Fees	991.06
Rent & Lease	22,379.00
Repairs & Maintenance	2,078.00
Shipping, Freight & Delivery	6,775.34
Supplies & Materials	15,111.06
Taxes & Licenses	1,576.35
Travel	23.42
Utilities	2,717.23
Total Expenses	**$78,062.53**
NET OPERATING INCOME	**$48,468.60**
Other Income	
Interest Income	3.86
Other Income	2,000.00
Total Other Income	**$2,003.86**
NET OTHER INCOME	**$2,003.86**
NET INCOME	**$50,472.46**